Exhibit 99.2

F-1

ChdgAI Commodities Limited

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30,2025

	2026	2025
	Unaudited	Audited
	US$	US$
ASSETS
Current assets:
Accounts receivable, net	219,068	64,180
Cash & Cash equivalent	4,978	-
Total current assets	224,046	64,180

Non-current assets:
Intangible assets	412,019	368,951
Deferred tax assets	-	-
Total non-current assets	412,019	368,951
Total assets	636,065	433,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payable	27,320	19,508
Amounts due to related parties	172,508	188,416
Total current liabilities	199,828	207,924

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 450,000,000 shares authorized;8,000,000 and 5,500,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively; retrospectively presented) *	800	550
Class B ordinary shares (US$0.0001 par value; 50,000,000 shares authorized;2,000,000 and 2,000,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively; retrospectively presented) *	200	200
Subscription receivables	(750)	(750)
Additional paid-in capital	197,791	1,282
Retained earnings	238,196	223,925
Total shareholders’ equity	436,237	225,207
Total liabilities and shareholders’ equity	636,065	433,131

*	Giving retroactive effect to the issuance of ordinary shares effected.

F-2

ChdgAI Commodities Limited

UNAUDITED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	2026	2025
	Unaudited	Unaudited
	US$	US$
Revenues	194,649	89,670
Cost of revenues	(29,576)	(15,324)
Gross Profit	165,073	74,346

Operating expenses:
Amortization	(36,879)	(36,879)
General and administrative	(106,121)	(38,456)
Total operating expenses	(143,000)	(75,335)

Income (Loss) from operations	22,073	(989)

Other income (loss):
Other income	10	-
Other expenses	-	(324)
Total other income (loss), net	10	(324)

Income before taxes	22,083	(1,313)
Provision for income taxes	(7,812)	-
Net income (loss)	14,271	(1,313)

Other Comprehensive Income
Foreign currency translation adjustment	-	-
Total Comprehensive Income	14,271	(1,313)

Earnings per share attributable to ordinary shareholders basic and diluted	0.00	(0.00)
Weighted average number of ordinary shares used in computing earnings per share basic and diluted*	7,623,626	7,500,000

*	Giving retroactive effect to the issuance of ordinary shares effected.

F-3

ChdgAI Commodities Limited

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	Ordinary Shares
	Class A		Class B			Additional
	No. of		No. of		Subscription	paid-in	Retained
	Shares*	Amount	Shares	Amount	receivables	capital	Earnings	Total
		$		$	$	$	$	$
Balance as of September 30, 2024	5,500,000	550	2,000,000	200	(750)	1,282	(6,514)	(5,232)
Net income	-	-	-	-	-	-	(1,313)	(1,313)
Balance as of March 31 2025	5,500,000	550	2,000,000	200	(750)	1,282	(7,827)	(6,545)
Balance as of September 30, 2025	5,500,000	550	2,000,000	200	(750)	1,282	223,925	225,207
Additional Paid-in Capital resulting from the Reorganization						(53,174)		(53,174)
Shareholders’ premium capital contribution	2,500,000	250				249,683		249,933
Net income							14,271	14,271
Balance as of March 31 2026	8,000,000	800	2,000,000	200	(750)	197,791	238,196	436,237

*	Giving retroactive effect to the issuance of ordinary shares effected.

F-4

ChdgAI Commodities Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	2026	2025
	(Unaudited)	(Unaudited)
	US$	US$
Cash Flows from Operating Activities:
Net income (Loss)	14,271	(1,313)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36,879	36,879
Provision for doubtful accounts	1,927	-
Changes in operating assets and liabilities:
Accounts receivable	(156,815)	-
Tax payable	7,812	-
Net Cash provided by (used in) Operating Activities	(95,926)	35,566

Cash Flows from Investing Activities
Purchase of intangible assets	(79,947)	(265,639)
Net Cash Used in Investing Activities	(79,947)	(265,639)

Cash Flows from Financing Activities:
Proceeds from (Repayment to) related parties	(15,908)	230,073
Settlement of the reorganization consideration	(53,174)	0
Common shares	250	0
Additional Paid in Capital	249,683	0
Net Cash provided by Financing Activities	180,851	230,073

Net Increase (Decrease) in Cash and Cash Equivalents	4,978	-
Cash – Beginning of the period	-	-
Cash – End of the period	4,978	-

F-5